January 27, 2020

BY EDGAR FILING

Mr. David Link

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission
100 F Street, NE, Washington, D.C. 20549

RE:	Brilliant Acquisition Corporation
Draft Registration Statement on Form S-1, Submitted November 26, 2019 Amended Filing in Response to Staff Comment Letter Dated December 20, 2019

Dear Mr. Link,

Thank you for your comments on the referenced Draft Registration Statement filed on November 26, 2019 by Brilliant Acquisition Corporation (the “Company”) with the Securities and Exchange Commission (the “Commission”). On behalf of the Company, we hereby transmit, via EDGAR, an Amended Draft Registration Statement (“Amended Draft”) for confidential filing with the Commission, which has been revised to reflect the Staff’s comments.

The Staff’s comments, reproduced in bold text below, are followed by responses on behalf of the Company. The responses to the Staff’s comments are provided in the order in which the comments were set out in your letter and are numbered correspondingly. Page references below in the Company’s responses are to the page numbers in the Amended Draft. Unless otherwise noted in this letter, the Company has supplied the information provided in response to each comment:

Draft Registration Statement on Form S-1 Submitted November 26, 2019

1.	Principal Shareholders, page 93

We note that Nisun Investment Holding Limited beneficially owns 1,004,001 ordinary shares. We also note New Lighthouse Investment Limited beneficially owns 137,999 ordinary shares. Please revise to identify the natural persons who are the ultimate beneficial owners of those shares. See Rule 13d-3 under the Securities Exchange Act of 1934.

In response to the Staff’s comment, the Company has made the revisions as requested in footnotes 5 and 6 on page 93. Specifically, the disclosure of ultimate beneficial ownership has been revised as follows: (i) to reflect that Mr. Bodang Liu is the natural ultimate beneficial owner of Nisun Investment Holding Limited as he exercises ultimate voting and dispositive power of the shares of Nisun Investment Holding Limited, and (ii) to reflect that Mr.

Xiaolong Lu is the ultimate natural beneficial owner of the shares of New Lighthouse Investment Limited as he is the sole member and director of that entity.

1345 Avenue of the Americas ● New York, New York 10105

Tel: 212.590.2328 ● Email: wraiti@raitipllc.com ● Web: http://www.raitipllc.com

2.	Certain Relationships and Related Party Transactions, page 95

Please revise the first paragraph and in the Summary to indicate the ownership percentage of founder shares that will be maintained through a share dividend. Also state the price per unit of the 240,000 insider units noted in the third paragraph and indicate the aggregate amount to be paid for those insider units.

In response to the Staff’s comment, the Company has made revisions on pages 95 and 10 of the Amended Draft; under the heading CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS on page 95, and under the sub- heading Prior Issuance of Founders Shares on page 10. Both revisions reflect the fact that the ownership percentage of founder’s shares will remain the same through a share dividend.

Additionally, the revisions on page 95 reflect Staff’s request to “state the price per unit of the 240,000 insider units noted in the third paragraph and indicate the aggregate amount to be paid for those insider units.”

Please direct any comments or questions regarding this filing to the Company’s counsel, RAITI, PLLC, Attn: Warren A. Raiti: (212) 560-2328; wraiti@raitipllc.com.

Very truly yours,

/s/ WARREN A. RAITI
Warren A. Raiti
Managing Attorney

1345 Avenue of the Americas ● New York, New York 10105

Tel: 212.590.2328 ● Email: wraiti@raitipllc.com ● Web:  http://www.raitipllc.com

2